
02002879

Ref RSlets/0431.RLS.13-12-01.Securities.cew


invensys

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA


RECEIVED
JAN 30 2002
359

SUPPL

14 December 2001

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 - 2 (b) of the 1934 Securities Exchange Act please find enclosed a Stock Exchange release notifying the dividend details for December 2001 to be paid in March 2002.

Yours faithfully,

Rachel Spencer
Deputy Secretary

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Invensys plc Carlisle Place London SW1P 1BX United Kingdom
Telephone +44 (0)20 7834 3848 Facsimile +44 (0)20 7834 3879 www.invensys.com



"emailalert@hemscott.co.uk" <emailalert

04/12/2001 16:32

To: "claudine.wykes@invensys.com" <claudine.wykes@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Dividend

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:1629O
Invensys PLC
4 December 2001

DIVIDEND DETAILS
SECURITY TITLE
*ADR

MNEMONIC CODE	*66IR
SEDOL CODE	*2-238-724
DIVIDEND AMOUNT	*Info n/a
PROVISIONAL EX DATE	*05-12-01
RECORD DATE	*07-12-01
PAYMENT DATE	*15-03-02

NOTES *

END

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